EXHIBIT 17.1

January 17, 2007

Mr. Robert J. Landis

Chairman of the Board

Comprehensive Care Corporation

3405 West Dr. Martin Luther King Jr. Blvd.

Suite 101

Tampa, FL 33607

Dear Robert:

This letter serves as notice confirming my resignation as a director of Comprehensive Care Corporation (“ComCare”) effective immediately. I disagree with policies and practices that are being pursued by the Board relating to a potential transaction with Hythiam, Inc.

There has been no effort made since the new Hythiam proposal to seek to evaluate whether such a transaction is in the best interests of the public stockholders or to develop a process that would seek to protect their interests. No effort has been made to seek to negotiate the best deal for ComCare shareholders as opposed to passively accepting the proposed transaction by Hythiam or to explore whether other options might be more advantageous to shareholders. Prior to the hurriedly called meeting at which the change of control was announced and new directors appointed by Hythiam were elected, we had been told that a transaction with Hythiam was not likely to proceed and, accordingly, it was recommended that ComCare engage an investment banker to explore strategic options following the Special Committee’s effective rejection of the Hythiam proposal. The next thing we heard is that the Woodcliff transaction with Hythiam had been completed and that Hythiam intends to squeeze out the minority shareholders at an implied value of approximately one-half the current trading price solely in stock of Hythiam.

At the January l5, 2007 Board meeting, we all learned that Hythiam’s “independent” directors each have financial relationships or entanglements with Hythiam. It seems that there is a single minded effort to simply approve the Hythiam proposal. At the last Board meeting I attended, I did not think there was appropriate regard or sensitivity for the conflicts involving Hythiam or other Board members. I was particularly concerned about the absence of a process that appeared to permit directors to adequately discharge their duties. Having witnessed what I perceived as multiple breaches of fiduciary duties and what I believe is my inability to effectively discharge my responsibilities as a director going forward, I concluded that I have no alternative at this point but to resign and express my concerns to you and ComCare’s stockholders.

Very truly yours,

/s/ Eugene L. Froelich

Eugene L. Froelich